Filed Pursuant to Rule 433
Registration No. 333-136432
March 19, 2008

PRICING TERM SHEET

Underwriting Agreement dated March 19, 2008

Series Q Notes
Issuer:	Appalachian Power Company
Security:	7.00% Senior Notes, Series Q, due 2038
Principal Amount:	$500,000,000
Maturity:	April 1, 2038
Coupon:	7.00%
Interest Payment Dates:	April 1 and October 1 of each year
First Interest Payment Date:	October 1, 2008
Treasury Benchmark:	5.00% due May 15, 2037
Treasury Price:	112-13
Treasury Yield:	4.253%
Reoffer Spread:	280 basis points
Yield to Maturity:	7.053%
Price to Public:	99.34%
Redemption Terms:
Make-whole call:	At any time at a discount rate of the Treasury Rate plus 50 basis points
Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities Inc. Greenwich Capital Markets, Inc.
Settlement Date:	March 25, 2008 (T+3)
CUSIP:	037735 CM7
Ratings:	Baa2 (negative outlook) by Moody’s Investors Service, Inc. BBB (stable outlook) by Standard & Poor’s Ratings Services BBB+ (stable outlook) by Fitch Ratings Ltd.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275 ext. 2663, J.P. Morgan Securities Inc. at 1-212-834-4533 or Greenwich Capital Markets, Inc. toll free at 1-866-884-2071.